Exhibit 99.2

EHI CAR SERVICES LIMITED

PROXY STATEMENT

General

Our board of directors is soliciting proxies for the extraordinary general meeting of shareholders to be held at 10:00 a.m. (China Standard Time) on June 30, 2015/10:00 p.m. (Eastern Standard Time) on June 29, 2015 or at any adjournment thereof.  The extraordinary general meeting will be held at the offices of eHi Car Services Limited, Unit 12/F, Building No. 5, Guosheng Center, 388 Daduhe Road, Shanghai, People’s Republic of China.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date by attending the meeting and voting in person.  A written notice of revocation must be delivered to the attention of eHi Car Services Limited no later than 48 hours prior to the meeting.

Record Date, Share Ownership, and Quorum

Shareholders of record at the close of business on June 5, 2015 are entitled to vote at the extraordinary general meeting.  As of May 31, 2015, 125,854,667 of our common shares, par value US$0.001 per share, were issued and outstanding, and approximately 10,588,168 were represented by ADSs.  At least one (1) shareholder entitled to vote and present in person or by proxy holding not less than one-third of our issued and outstanding voting power represented by the issued and paid up shares in the Company shall form a quorum for all purposes.

Voting and Solicitation

Each Class A common share in issue on the record date is entitled to one vote, and each Class B common share in issue on the record date is entitled to ten votes.  At the extraordinary general meeting every common shareholder present in person or by proxy or, in the case of a common shareholder being a corporation, by its duly authorized representative, may vote for the fully paid common shares held by such common shareholder.  A resolution put to the vote of a meeting shall be decided on a show of hands, unless a poll is duly demanded.  The chairman proposes to demand a poll in respect of the resolutions proposed at the meeting.  The result of the poll shall be deemed to be the resolution of the meeting.

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail.  Copies of solicitation materials will be furnished to banks, brokerage house, fiduciaries, and custodians holding in their names our common shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Common shares

When proxies are properly dated, executed, and returned by holders of common shares, the common shares they represent will be voted at the extraordinary general meeting in accordance with the instructions of the shareholder.  If no specific instructions are given by such holders, or in the case of broker’s non-votes, the common shares will be voted at the discretion if the holder of such proxies is approved. Abstentions by holders of common shares are included in the determination of the number of common shares present for the purpose of quorum but are not counted as votes for or against a proposal.

Voting by Holders of American Depositary Shares

JPMorgan Chase Bank, N.A., as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs an ADS Voting Instruction Card.  Upon the written request of an owner of record of ADSs by a duly completed ADS voting instruction card, JPMorgan Chase Bank, N.A. will endeavor, in so far as practicable, to vote or cause to be voted the amount of common shares or other Deposited Securities represented by such ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request.  JPMorgan Chase Bank, N.A. has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions.  As the holder of record for all the common shares represented by the ADSs, only JPMorgan Chase Bank, N.A. may vote those common shares at the extraordinary general meeting.

JPMorgan Chase Bank, N.A. and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions.  This means that if the common shares underlying your ADSs are not able to be voted at the extraordinary general meeting, there may be nothing you can do.

If (i) the enclosed Voting Instruction card is signed but is missing voting instructions, or (ii) the enclosed Voting Instruction card is improperly completed, JPMorgan Chase Bank, N.A. will deem such holder of ADSs to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

PROPOSAL 1

APPROVAL OF THE ISSUANCE OF 10,900,000 CLASS A COMMON SHARES TO TIGER GLOBAL MAURITIUS FUND, SRS PARTNERS I MAURITIUS LIMITED AND SRS PARTNERS II MAURITIUS LIMITED PURSUANT TO THE SECURITIES PURCHASE AGREEMENT DATED MAY 22, 2015

On May 22, 2015, we entered into a Securities Purchase Agreement with Tiger Global Mauritius Fund, SRS Partners I Mauritius Limited and SRS Partners II Mauritius Limited (collectively, the “Buyers”), pursuant to which we issued and sold 11,437,924 Class A common shares to the Buyers (the “First Issuance”) and agreed to issue and sell an additional 10,900,000 Class A common shares (the “Second Issuance”) at a price of US$6.00 per Class A common share (equivalent to US$12.00 per ADS) to the Buyers. The First Issuance was closed on May 22, 2015, and the Second Issuance is expected to close on June 30, 2015 subject to the shareholders’ approval.

Each of the Buyers has agreed not to, directly or indirectly, sell, transfer or dispose of any Common Shares acquired in the above transactions for a period of 180 days after May 26, 2015, subject to certain exceptions. The issuance of Class A common shares is expected to close no later than July 25, 2015, subject to satisfying customary closing conditions.

The securities issued and sold to the Buyers in this private placement have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements of the Securities Act and applicable state laws.

The affirmative vote of a simple majority of the votes of the holders of common shares present in person or represented by proxy and voting at the extraordinary general meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1, THE APPROVAL OF THE ISSUANCE OF 10,900,000  CLASS A COMMON SHARES TO TIGER GLOBAL MAURITIUS FUND, SRS PARTNERS I MAURITIUS LIMITED AND SRS PARTNERS II MAURITIUS LIMITED PURSUANT TO THE SECURITIES PURCHASE AGREEMENT DATED MAY 22, 2015.

OTHER MATTERS

We know of no other matters to be submitted to the extraordinary general meeting.  If any other matters properly come before the extraordinary general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

/s/ Ray Ruiping Zhang
Ray Ruiping Zhang
Chairman of the Board and
Chief Executive Officer

June 10, 2015